UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Qualtrics International Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
747601201
(CUSIP Number)
Ryan Smith
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Anthony J. McCusker
Bradley C. Weber
Kim de Glossop
Goodwin Procter LLP
601 Marshall Street
Redwood City, California 94063
650-752-3100

Blake Tierney
General Counsel
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999

January 12, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ryan Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, BK, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,869,791(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,869,791(2)
	10.	Shared Dispositive Power 6,000,000(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,869,791
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)    Consists of (i) 4,457,628 shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Qualtrics International Inc., a Delaware corporation (the “Issuer”), held directly by Ryan Smith (“Mr. Smith”), (ii) 2,412,163 shares of Class A Common Stock subject to outstanding restricted stock units (“RSUs”) held directly by Mr. Smith that have vested or will vest and that will settle within 60 days of the date of this filing, and (iii) 6,000,000 shares of Class A Common Stock held by Q II, LLC (“Q II”), over which Mr. Smith has sole voting power as the sole manager of Q II. Q II is 100% owned by The Sundance Trust (the “Sundance Trust”), for which Ashley Smith (“Mrs. Smith”), Mr. Smith’s spouse, serves as the investment trustee.
(2)    Mr. Smith has sole voting and dispositive power over the (i) 4,457,628 shares of Class A Common Stock held directly by him and (ii) 2,412,163 shares of Class A Common Stock subject to outstanding RSUs held directly by him that have vested or will vest and that will settle within 60 days of the date of this filing.
(3)    Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(4)    The percentage was calculated based on 167,560,111 shares of Class A Common Stock of the Issuer outstanding as of October 24, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

1.	Names of Reporting Persons Ashley Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)    Represents 6,000,000 shares of Class A Common Stock held by Q II, which entity is 100% owned by the Sundance Trust. Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(2)    The percentage was calculated based on 167,560,111 shares of Class A Common Stock of the Issuer outstanding as of October 24, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 3, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

1.	Names of Reporting Persons Q II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 6,000,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,000,000(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)    Represents 6,000,000 shares of Class A Common Stock held by Q II, over which Mr. Smith has sole voting power as the sole manager of Q II. Q II is 100% owned by the Sundance Trust.
(2)    Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(3)    The percentage was calculated based on 167,560,111 shares of Class A Common Stock of the Issuer outstanding as of October 24, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 3, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

1.	Names of Reporting Persons The Sundance Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)    Represents 6,000,000 shares of Class A Common Stock held by Q II, which entity is 100% owned by the Sundance Trust. Mr. Smith, as the sole manager of Q II, and Mrs. Smith, as the investment trustee of the Sundance Trust, share dispositive power over the 6,000,000 shares of Class A Common Stock held by Q II.
(2)    The percentage was calculated based on 167,560,111 shares of Class A Common Stock of the Issuer outstanding as of October 24, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 3, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on June 16, 2022 (the “Schedule 13D”) relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

The Items below amend and supplement the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Ryan Smith

On February 1, 2021, Mr. Smith was granted RSUs with respect to 1,783,792 shares of Class A Common Stock in exchange for cash-settled restricted stock units with respect to SAP SE stock tendered in the exchange offer in connection with the IPO (the “Exchange Offer”). These RSUs continue to vest in equal quarterly installments, in accordance with the vesting terms of the original awards that were tendered in the Exchange Offer. As of the date of this filing, 1,297,303 shares had been released, of which 176,385 shares were sold by Mr. Smith to cover tax withholding obligations and 430,710 shares were withheld by the Issuer to satisfy tax withholding obligations. A total of 486,489 RSUs remain unvested, of which 162,163 are releasable within 60 days and are included in beneficial ownership totals herein.

In addition, on February 1, 2021, Mr. Smith was granted the IPO Awards under the 2021 Qualtrics International Inc. Employee Omnibus Equity Plan (the “2021 Plan”). As of the date of this filing, of the RSU Awards, 5,250,000 shares had been released, of which 2,319,436 shares were withheld by the Issuer to satisfy tax withholding obligations, and a total of 6,750,000 RSUs remain unvested, of which 750,000 are releasable within 60 days and are included in beneficial ownership totals herein. As of the date of this filing, of the PSU Awards, 1,500,000 shares had been released, of which 664,500 shares were withheld by the Issuer to satisfy tax withholding obligations, and a total of 4,500,000 RSUs remain unvested, of which 1,500,000 are releasable within 60 days and are included in beneficial ownership totals herein.
On July 29, 2022, Mr. Smith acquired 500 shares of Class A Common Stock under the ESPP, of which 31 shares were withheld by the Issuer to satisfy tax withholding obligations.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D, and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.
Calculations of beneficial ownership and voting power described herein are based on 167,560,111 shares of Class A Common Stock outstanding as of October 24, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 3, 2022, determined in accordance with Rule 13d-3 of the Exchange Act.

	Ryan Smith(1)	Ashley Smith(2)	Q II, LLC(3)	The Sundance Trust(4)
(a) Beneficial Ownership
Shares of Class A Common Stock	10,457,628	6,000,000	6,000,000	6,000,000
RSUs vesting within 60 days of the date of this filing	912,163	-	-	-
PSUs vesting within 60 days of the date of this filing	1,500,000	-	-	-
Total Beneficial Ownership	12,869,791	6,000,000	6,000,000	6,000,000
Percentage	7.7%	3.6%	3.6%	3.6%
(b) Voting and Dispositive Power
Sole Voting Power	12,869,791	-	6,000,000	-
Shared Voting Power	-	-	-	-
Sole Dispositive Power	6,869,791	-	-	-
Shared Dispositive Power	6,000,000	6,000,000	6,000,000	6,000,000

(1) Mr. Smith’s beneficial ownership includes the 6,000,000 shares of Class A Common Stock owned indirectly through Q II since Mr. Smith is the sole manager of Q II.
(2) Mrs. Smith is the spouse of Mr. Smith and serves as the investment trustee for the Sundance Trust.
(3) Q II is a Utah limited liability company that is 100% owned by the Sundance Trust.
(4) The Sundance Trust is a Nevada grantor trust that owns 100% of Q II.

(c) Except as set forth herein (see Item 3), none of the Reporting Persons have effected any transaction in shares of Class A Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Signatures
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 17, 2023
By:    /s/ Ryan Smith
Name:    Ryan Smith
By:    /s/ Ashley Smith
Name:    Ashley Smith

Q II, LLC
By:    /s/ Ryan Smith
Name:    Ryan Smith
Title:    Manager

THE SUNDANCE TRUST
By:    /s/ Ashley Smith
Name:    Ashley Smith
Title:    Investment Trustee